

July 6, 2015

A. Scott Dockter
Chief Executive Officer
PureBase Corporation
1670 Sierra Avenue, Suite 402
Yuba City, CA 95993

   Re: PureBase Corporation
      Form 8-K
      Filed December 24, 2014
      File No. 333-188575

Dear Mr. Dockter:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Celeste M. Murphy for

             Larry Spirgel
             Assistant Director

cc: Amy Clemens
    Roger D. Linn